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Exhibit 99.1

YEAR 2000 READINESS DISCLOSURE

     The Year 2000 issue is the result of computer programs using only the last two digits to indicate the year. If uncorrected, such computer programs will not be able to interpret dates correctly beyond the year 1999 and, in some cases prior to that time (as some computer experts believe), which could cause computer system failures or other computer errors disrupting business operations. Recognizing the potentially severe consequences of the failure to be Year 2000 compliant, the Partnership's management has developed and implemented a company-wide program to identify and remedy the Year 2000 issues. A project team, consisting of the Partnership's Director of Information Systems and the Partnership's key IS managers who supervise operations at each of the Partnership's three main regional facilities in California, Missouri and Texas, together with the Chief Information Officer of Northwestern Corporation, the Partnership's parent corporation, was created to manage the company's Year 2000 problems, enabling a smooth transition into the Year 2000. The project team reports directly to executive management who have assigned a high priority to such efforts within the Partnership.

     The scope of the Partnership's Year 2000 readiness program includes the review and evaluation of (i) the Partnership's information technology (IT) such as hardware and software utilized in the operation of the Partnership's business; (ii) the Partnership's non-IT systems or embedded technology such as micro-controllers contained in various equipment and facilities; and (iii) the readiness of third parties, including customers, suppliers and other key vendors to the company, and the electronic data interchange (EDI) with those key third parties. If needed modifications and conversions are not made on a timely basis, the Year 2000 issue could have a material adverse effect on the Partnership's operations.

     The Partnership is currently using internal and external resources to identify, correct and test large quantities of lines of application software code for systems that were developed internally. Remediation of these systems is expected to be completed by June 1999 except for the Partnership's Retail Information System, consisting principally of its billing and accounts receivable systems, which is already Year 2000 compliant. Since January 1997, the Partnership has been converting its old billing system installed at each customer service center to the new Retail Information System. Currently, approximately one-half of the Partnership's customer service centers are running the new system, with the roll-out to the balance of the centers schedule to be completed by October 1999.

     Software developed externally is being evaluated for Year 2000 compliance and will be upgraded or replaced. In the case of the Partnership's existing NT-platform-based financial systems and oil and gas applications, it is anticipated that solutions will be acquired from third party vendors. In addition, these systems are being evaluated for meeting current and future business needs (which is an on-going process), and the Partnership is using this process as an opportunity to upgrade and enhance its information systems. The Partnership anticipates completing such upgrades and replacements as needed by March 1999.

     In addition to internal Year 2000 remediation activities, the Partnership is in contact with key suppliers, vendors and customers to assure no interruption from activities with important third

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parties.  While none of the Partnership's products are directly date sensitive, the supply and transportation of propane gas products are dependent upon companies whose own systems may need to be Year 2000 compliant. If third parties do not convert their systems in a timely manner and in a way compatible with the Partnership's systems, the arrival of the Year 2000 could have an adverse effect on the company operations. The Partnership believes that its actions with key suppliers, vendors and customers will minimize these risks. Furthermore, no single customer accounts for more than 10% of the Partnership's consolidated gross profits, thus mitigating the adverse risk to the Partnership's business if some but not all customers are not Year 2000 compliant. Also, only a minimal number of transactions are conducted through EDI, which reduces the risk.

     The Partnership's primary focus has been directed at resolving the Year 2000 problem. While the Partnership expects its internal IT and non-IT systems to be Year 2000 compliant by the dates specified, the Partnership will be developing a contingency plan specifying what the Partnership will do if it or important third parties are not Year 2000 compliant by the required dates. The Partnership anticipates that a majority of such contingency plan will be based on manual back-up systems, procedures and practices. The contingency plan is estimated to be completed by December 1998.

     Through June 1998, the Partnership estimates that incremental costs of approximately $0.2 million have been incurred and expensed related to Year 2000 issues. Since many systems are being modified to provide significant enhanced capabilities, the Year 2000 expenses have not been nor are planned to be specifically tracked. The current estimated cost to complete remediation is expected to be less than $1.0 million. The Partnership expects that a portion of these costs will be capitalized, as they are principally related to adding new software applications and functionality. Other costs will continue to be expensed as incurred.

     The Partnership's current estimates of the amount of time and costs necessary to remediate and test its computer systems are based on the facts and circumstances existing at this time. The estimates were made using assumptions of future events including the continued availability of existing resources, Year 2000 modification plans, implementation success by third-parties, and other factors. New developments may occur that could affect the Partnership's estimates of the amount of time and costs necessary to modify and test its IT and non-IT systems for Year 2000 compliance. These developments include, but are not limited to: (i) the availability and cost of personnel trained in this area, (ii) the ability to locate and correct all relevant computer codes and equipment and (iii) the planning and Year 2000 compliance success that key suppliers, vendors and customers attain.

(From the Partnerships' Annual Report on Form 10-K for the year ended June 30, 1998, as filed with the SEC on September 28, 1998 and amended on October 8, 1998.)

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